

SECU 05044455 MISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Seidler Companies Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 South Figueroa Street
(No. and Street)

Los Angeles	California	90071-3328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul R. Beck, Executive Vice President 213-683-4500
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name . *if individual, state last, first, middle name*)

1000 Wilshire Blvd., Suite 300	Los Angeles	California	900071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul R. Beck, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to The Seidler Companies Incorporated (the "Company"), as of June 30, 2005, and for the year then ended, are true and correct, and such financial statements and supplemental schedule will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


MELODY D. PEPI
Commission # 1413439
Notary Public - California
Los Angeles County
My Comm. Expires May 9, 2007



Executive Vice President and CFO

Subscribed and sworn to before me
this 26th day of August, 2005



Notary Public

This report * contains (check all applicable boxes):

(x) (a) Facing page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
() (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-l and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

THE SEIDLER COMPANIES INCORPORATED AND SUBSIDIARY
(SEC I.D. No. 8-14662)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2005

AND

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Seidler Companies Incorporated

We have audited the accompanying consolidated statement of financial condition of The Seidler Companies Incorporated and Subsidiary (the "Company"), as of June 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of The Seidler Companies Incorporated and Subsidiary as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
August 26, 2005

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-1728
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

The Seidler Companies Incorporated and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2005

Assets		
Cash	$	406,368
Receivables from brokers and dealers and clearing organizations		4,139,447
Syndicate and other receivables		795,653
Securities owned		
Marketable - at market value, held by custodian		1,579,465
Not readily marketable - at estimated fair value		21,232
Equipment, furniture and fixtures - at cost, net of accumulated depreciation of $1,519,251		722,066
Memberships in exchanges - at cost		14,423
Other assets		669,849
Total assets	$	8,348,503
Liabilities and Stockholders' Equity		
Accounts payable, accrued expenses and other liabilities	$	1,684,355
Commissions payable		825,650
Securities sold but not yet purchased - at market value		80,669
Subordinated borrowings		1,750,000
Total liabilities		4,340,674
Commitments and contingent liabilities		-
Stockholders' equity		
Common stock, $1.00 par value - 1,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		12,839,746
Accumulated deficit		(8,832,917)
Total stockholders' equity		4,007,829
Total liabilities and stockholders' equity	$	8,348,503

The accompanying notes are an integral part of this statement.

The Seidler Companies Incorporated and Subsidiary

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2005

NOTE A - ORGANIZATION

Founded in 1969, The Seidler Companies Incorporated and Subsidiary (the "Company") is a registered broker/dealer and a member of the New York Stock Exchange, Inc., National Association of Securities Dealers, Inc., and Securities Investors Protection Corporation ("SIPC"). The Company operates from several strategically located western regional offices, providing financial planning and investment services for individuals; investment consulting and wealth management for family investors and middle-market, not-for-profit organizations; corporate executive services; trading; order execution for institutions and investment banking services for corporations and municipalities. All marketable securities transactions for the accounts of the Company and its customers are cleared on a fully disclosed basis by a Wall Street correspondent, National Financial Services, LLC ("NFS"), a Fidelity Investments Company. Client accounts are fully insured, first by SIPC for the amounts up to $500,000 ($100,000 cash) and additionally with supplemental insurance provided by NFS. The Company is a wholly owned subsidiary of Seidler Holdings Incorporated and has a wholly owned subsidiary, Seidler Investment Advisors Incorporated, which provides investment advisory services.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This consolidated financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the broker/dealer industry. All intercompany balances have been eliminated.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade-date basis.

Securities Owned and *Securities Sold But Not Yet Purchased*

Marketable securities owned and securities sold but not yet purchased are held at NFS, in proprietary accounts, as an introducing broker/dealer (PAIB). These securities primarily consist of common stock, and are accounted for at market value, with market value based on current published market prices. Securities owned that are not readily marketable, primarily warrants, are generally recorded at the estimated fair value as determined by management. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for those securities existed, and the difference could be material.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - continued

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years.

Income Taxes

Deferred income taxes are provided for temporary differences between income tax basis and financial reporting basis of the Company's assets and liabilities, utilizing currently enacted tax laws and rates in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes.* Future tax benefits are recognized to the extent that the realization of such benefits is more likely than not.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the assessment of the tax valuation allowance.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

NOTE C - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consisted of the following as of June 30, 2005:

Office equipment	$1,454,606
Furniture and fixtures	316,033
Leasehold improvements	470,678
	2,241,317
Accumulated depreciation	(1,519,251)
Total	$ 722,066

NOTE D – LINE OF CREDIT

The Company has a line-of-credit arrangement totaling $3,000,000. At June 30, 2005, $1,750,000 was outstanding. The Company pays an annual commitment fee for this arrangement. The line-of-credit bears interest at the time of the advance. The line-of-credit agreement expires on February 18, 2006.

NOTE E - INCOME TAXES

The components of the deferred tax asset and related valuation allowance are as follows:

Current	
State taxes	$ (30,737)
Others	27,806
Reserve accounts	111,400
Accrued expenses	335,738
Prepaid expenses	(12,879)
Valuation allowance	(431,328)
	-
Noncurrent	
State taxes	(163,822)
Depreciation and amortization	48,567
Flow-through income	41,876
Net operating losses	2,771,445
Credits	-
Valuation allowance	(2,698,066)
	-
Net deferred tax asset/(liability)	$ -

Based on management's assessment, the Company has established a valuation allowance against 100% of deferred tax assets. Any realization of net deferred tax assets is contingent upon future taxable earnings.

The federal net operating loss carryforwards will begin to expire in the year ending June 30, 2021 and the state net operating loss carryforwards will begin to expire in the year ending June 30, 2006.

NOTE F - STOCKHOLDERS' EQUITY

Effective July 1, 1997, the Company established The 1997 Restricted Stock Plan (the "1997 Stock Plan), which authorized stock awards to be granted for the sale of common stock to key employees at fair value, subject to certain vesting criteria. There are currently no stock awards outstanding.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

Underwriting Transactions

In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions relating to such commitments will have no material effect on the Company's consolidated financial position.

Securities Sold But Not Yet Purchased

In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that a market price increase may cause the ultimate obligation for such commitments to exceed the amount recorded on the statement of financial condition.

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Legal Matters

Various legal actions are pending against the Company which primarily relate to the Company's underwriting activities. Certain of these legal actions could involve significant amounts. In the opinion of management, after consultation with outside legal counsel, the resolution of the various lawsuits will not result in a material effect on the Company's consolidated financial position or results of operations.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

Leases

The Company leases office facilities and equipment under noncancelable operating leases, having terms through 2010. Aggregate minimum commitments under these leases are as follows:

Year ending June 30,	
2006	$1,169,663
2007	932,319
2008	891,837
2009	663,719
2010	106,327
Total	$3,763,865

NOTE H - RELATED PARTY TRANSACTIONS

At June 30, 2005, the Company had approximately $122,485 payable to the majority stockholder of Seidler Holdings Incorporated. The payable primarily arises from pro rata allocated income earned from a New York Stock Exchange seat jointly owned by the majority stockholder and the Company and is non-interest bearing.

NOTE I - PROFIT SHARING AND PENSION PLANS

The Company has a cash option profit sharing plan ("401(k) Plan") and money purchase pension plan (collectively, the "Plans"); together the Plans cover substantially all employees. Company contributions to the 401 (k) Plan are discretionary.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE J - CONCENTRATION OF CREDIT RISK - Continued

The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation and Securities Investors Protection Corporation.

NOTE K - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

NOTE L - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, under the most restrictive requirement, the Company had net capital of $3,652,160, which was $3,248,160 in excess of its required net capital of $404,000. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1.

SUPPLEMENTARY INFORMATION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
The Seidler Companies Incorporated

In planning and performing our audit of the consolidated financial statement of The Seidler Companies Incorporated (the "Company") as of June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-1728
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
August 26, 2005